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                           September 15, 2022

       Andrea Melia
       Chief Financial Officer and Treasurer
       Aberdeen Standard Platinum ETF Trust
       c/o Aberdeen Standard Investments ETFs Sponsor LLC
       712 Fifth Avenue, 49th Floor
       New York , NY 10019

                                                        Re: Aberdeen Standard
Platinum ETF Trust
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-34590

       Dear Andrea Melia :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ending December 31, 2021

       Exhibits 31.1 and 32.1

   1. We note that the Certifications included as Exhibits 31.1 and 32.1 were signed by your former Chief Executive
Officer, Christopher Demetriou. Please amend your 2021 Form
                                                        10-K to include
Certifications signed by your current Chief Executive Officer, Steven
                                                        Dunn.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrea Melia
Aberdeen Standard Platinum ETF Trust
September 15, 2022
Page 2

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438,
with any questions.



FirstName LastNameAndrea Melia                          Sincerely,
Comapany NameAberdeen Standard Platinum ETF Trust
                                                        Division of Corporation
Finance
September 15, 2022 Page 2                               Office of Real Estate &
Construction
FirstName LastName